UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 Under the

Securities Exchange Act of 1934

For the month of May 2026

Commission File Number: 001-43222

CoinShares PLC

(Name of registrant)

Not Applicable

(Translation of registrant’s name into English)

2 Hill Street

St. Helier, JE2 4UA

Jersey

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On May 1, 2026, CoinShares PLC (the “Company”) issued a press release in which the Company discussed CoinShares International Limited’s financial and operational results for the year ended December 31, 2025. A copy of that press release is furnished as Exhibit 99.1 hereto.

The Company is posting an investor presentation and a letter, dated May 1, 2026, to shareholders from Jean-Marie Mognetti, the Company’s Chief Executive Officer, on the investor relations section of its website, which is located at https://investor.coinshares.com/. A copy of that investor presentation is furnished as Exhibit 99.2 hereto and a copy of that letter to shareholders is furnished as Exhibit 99.3 hereto.

The information furnished in this Report of Foreign Private Issuer on Form 6-K, including the information contained in Exhibits 99.1, 99.2 and 993., shall not be deemed to be “filed” for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

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EXHIBIT INDEX

Exhibit	Description
99.1	Press Release, dated May 1, 2026
99.2	Investor Presentation, dated May 1, 2026
99.3	Letter to Shareholders, dated May 1, 2026

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CoinShares PLC

Date: May 1, 2026	By:	/s/ Jean-Marie Mognetti
	Name:	Jean-Marie Mognetti
	Title:	Chief Executive Officer

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